UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended September 30, 2010

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the Three Months ended September 30, 2010.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended September 30, 2010

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended September 30, 2010

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) our expectation of a higher short-term incentive compensation award for fiscal year 2010 compared to fiscal year 2009; (ii) our belief that, to date, our liquidity has not been materially impacted by the current credit and economic environment; (iii) our belief that we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract; and (iv) our belief that, assuming that our lenders remain solvent, that our cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for at least the next twelve months. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2010 (our “2009 Form 20-F”).

We believe that it is important to communicate our expectations about the future to existing and potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flows involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

Industry data and other statistical information used in this Quarterly Report on Form 6-K are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2009 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed C onsolidated Balance Sheets

September 30, 2010 and December 31, 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$62,972	$56,819
Accounts receivable, net of allowance for doubtful accounts of $7,835 and $8,347 in 2010 and 2009, respectively	51,748	68,896
Net investment in direct financing and sales-type leases	18,431	17,225
Trading containers	249	1,271
Containers held for sale	1,830	9,756
Prepaid expenses	8,036	1,785
Deferred taxes	1,459	1,463
Due from affiliates, net	—	126

Total current assets	144,725	157,341
Restricted cash	13,848	6,586
Containers, net of accumulated depreciation of $349,318 and $343,513 at 2010 and 2009, respectively	1,269,187	1,061,866
Net investment in direct financing and sales-type leases	74,969	63,326
Fixed assets, net of accumulated depreciation of $8,792 and $8,512 at 2010 and 2009, respectively	1,611	1,986
Intangible assets, net of accumulated amortization of $25,830 and $20,897 at 2010 and 2009, respectively	61,733	66,692
Interest rate swaps	—	731
Other assets	7,656	1,495

Total assets	$1,573,729	$1,360,023

Liabilities and Equity
Current liabilities:
Accounts payable	$3,705	$9,078
Accrued expenses	11,522	9,740
Container contracts payable	139,140	13,140
Deferred revenue	7,027	7,948
Due to owners, net	17,920	14,141
Secured debt facility	—	16,500
Bonds payable	51,500	51,500

Total current liabilities	230,814	122,047
Revolving credit facility	101,000	79,000
Secured debt facility	368,602	313,021
Bonds payable	188,401	226,875
Deferred revenue	4,837	11,294
Interest rate swaps	17,756	8,971
Income tax payable	18,488	18,656
Deferred taxes	7,719	6,894

Total liabilities	937,617	786,758

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,204,615 and 47,760,771 at 2010 and 2009, respectively	482	478
Additional paid-in capital	179,058	170,497
Accumulated other comprehensive loss	(99)	(111)
Retained earnings	374,827	329,449

Total Textainer Group Holdings Limited shareholders’ equity	554,268	500,313
Noncontrolling interest	81,844	72,952

Total equity	636,112	573,265

Total liabilities and equity	$1,573,729	$1,360,023

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Nine Months Ended September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Revenues:
Lease rental income	$61,268	$45,428	$167,590	$138,719
Management fees	7,760	6,769	21,065	18,647
Trading container sales proceeds	1,982	1,584	9,406	5,272
Gains on sale of containers, net	4,242	2,273	20,914	7,435

Total revenues	75,252	56,054	218,975	170,073

Operating expenses:
Direct container expense	4,107	10,276	21,448	27,586
Cost of trading containers sold	1,595	1,274	7,493	4,553
Depreciation expense	14,891	12,553	40,922	34,966
Amortization expense	1,636	2,020	4,788	5,479
General and administrative expense	5,146	4,859	16,095	15,248
Short-term incentive compensation expense	1,347	640	3,463	1,830
Long-term incentive compensation expense	1,062	892	4,200	2,616
Bad debt expense (recovery), net	227	1,011	(254)	3,205

Total operating expenses	30,011	33,525	98,155	95,483

Income from operations	45,241	22,529	120,820	74,590

Other income (expense):
Interest expense	(6,058)	(2,587)	(11,493)	(8,899)
Gain on early extinguishment of debt	—	—	—	19,398
Interest income	8	8	14	59
Realized losses on interest rate swaps and caps, net	(2,292)	(3,538)	(7,399)	(11,240)
Unrealized (losses) gains on interest rate swaps, net	(3,188)	(809)	(9,516)	7,253
Gain on lost military containers, net	152	646	498	814
Other, net	(492)	156	(829)	125

Net other (expense) income	(11,870)	(6,124)	(28,725)	7,510

Income before income tax and noncontrolling interest	33,371	16,405	92,095	82,100
Income tax benefit (expense)	49	(1,197)	(3,219)	(4,853)

Net income	33,420	15,208	88,876	77,247
Less: Net income attributable to the noncontrolling interest	(2,752)	(1,705)	(8,892)	(11,815)

Net income attributable to Textainer Group Holdings Limited common shareholders	$30,668	$13,503	$79,984	$65,432

Net income attributable to Textainer Group Holdings Limited common shareholders
Basic	$0.64	$0.28	$1.67	$1.37
Diluted	$0.62	$0.28	$1.63	$1.36
Weighted average shares outstanding (in thousands):
Basic	48,171	47,761	47,907	47,761
Diluted	49,441	48,212	49,039	48,016

See accompanying notes to condensed consolidated financial statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine months ended September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net income	$88,876	$77,247

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	40,922	34,966
Bad debt (recovery) expense, net	(254)	3,205
Unrealized losses (gains) on interest rate swaps, net	9,516	(7,253)
Amortization of debt issuance costs	2,711	1,655
Amortization of intangible assets	4,788	5,479
Amortization of acquired above-market leases	170	1,143
Amortization of deferred revenue	(5,345)	(1,996)
Amortization of unearned income on direct financing and sales-type leases	(6,044)	(6,288)
Gains on sale of containers and lost military containers, net	(21,412)	(8,249)
Gain on early extinguishment of debt	—	(19,398)
Share-based compensation expense	4,316	2,536
Changes in operating assets and liabilities	572	422

Total adjustments	29,940	6,222

Net cash provided by operating activities	118,816	83,469

Cash flows from investing activities:
Purchase of containers and fixed assets	(181,134)	(61,554)
Purchase of intangible assets	—	(13,822)
Proceeds from sale of containers and fixed assets	61,441	42,476
Receipt of principal payments on direct financing and sales-type leases	34,393	19,237

Net cash used in investing activities	(85,300)	(13,663)

Cash flows from financing activities:
Proceeds from revolving credit facility	51,000	10,000
Principal payments on revolving credit facility	(29,000)	(60,000)
Proceeds from secured debt facility	109,000	125,500
Principal payments on secured debt facility	(70,000)	(86,000)
Principal payments on bonds payable	(38,625)	(40,418)
Purchase of bonds payable	—	(20,234)
(Increase) decrease in restricted cash	(7,262)	10,316
Debt issuance costs	(11,669)	(112)
Issuance of common shares upon exercise of share options	3,787	—
Dividends paid	(34,606)	(32,955)

Net cash used in financing activities	(27,375)	(93,903)

Effect of exchange rate changes	12	61

Net increase (decrease) in cash and cash equivalents	6,153	(24,036)
Cash and cash equivalents, beginning of the year	56,819	71,490

Cash and cash equivalents, end of period	$62,972	$47,454

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine months ended September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2010	2009
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest and realized losses on interest rate swaps and caps, net	$16,000	$18,873
Income taxes	$325	$490
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$126,000	$1,017
Containers placed in direct financing and sales-type leases	$20,814	$7,663

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations consisting of TGH and its subsidiaries (collectively, the “Company”) involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in four main areas: container ownership, container management, container resale and military management (see Note 7 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 17, 2010.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s consolidated financial position as of September 30, 2010, and the Company’s consolidated results of operations for the three and nine months ended September 30, 2010 and 2009 and the consolidated cash flows for the nine months ended September 30, 2010 and 2009. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2010.

(b)	Principles of Consolidation

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 8 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

On April 15, 2009, the Company purchased the exclusive rights to manage the approximately 145,000 Twenty-Foot Equivalent Unit (“TEU”) container fleet of Amphibious Container Leasing Limited (“Amficon”) for a total purchase price equal to $10,600. The total purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. On October 1, 2009, the Company purchased approximately 53,000 TEU of the containers that it had been managing for Amficon for a total purchase price equal to $63,676 and relinquished management rights for those containers previously recorded as an intangible asset of $3,378. Related amortization expense for the three and nine months ended September 30, 2010 was $160 and $493, respectively.

On June 12, 2009, the Company purchased the exclusive rights to manage the approximately 154,000 TEU container fleet of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited for a total purchase price equal to $2,954. The total purchase price is being amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees. Related amortization expense for the three and nine months ended September 30, 2010 was $65 and $171, respectively.

The changes in the carrying amount of intangible assets during the nine months ended September 30, 2010 are as follows:

Balance as of December 31, 2009	$66,692
Amortization of step acquisition adjustment related to lease contracts (1)	(171)
Amortization expense	(4,788)

Balance as of September 30, 2010	$61,733

(1)	Represents amortization of a step acquisition adjustment related to the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchase of 3,000 additional Class A shares of Textainer Marine Containers Limited (“TMCL”) on November 1, 2007. The adjustment was recorded to increase the balance of the lease contracts to an amount that equaled the fair market value of the lease contracts on the date of acquisition and the related amortization is included in lease rental income in the accompanying condensed consolidated statements of income.

The following is a schedule, by year, of future amortization of intangible assets as of September 30, 2010:

Twelve months ending September 30:
2011	$6,727
2012	7,031
2013	7,341
2014	7,460
2015 and thereafter	33,174

Total future amortization of intangible assets	$61,733

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period during which the equipment is on lease. Under direct finance and sales-type leases, the containers are usually leased from the Company for the remainder of the containers’ useful lives with a bargain purchase option at the end of the lease term or the lease term is equal to or greater than 75 percent of the containers’ estimated useful lives. Revenue is earned and recognized on direct finance leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers that are purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

The Company also accounts for income tax positions by recognizing the effect on income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a damage protection plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, virtually all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended September 30, 2010 and 2009, $1,181 (or 29%) and $3,700 (or 36%), respectively, and for the nine months ended September 30, 2010 and 2009, $7,238 (or 34%) and $10,540 (or 38%), respectively, of the Company’s direct container expenses were paid in foreign currencies. The Company’s direct container expenses were paid in 16 and 18 different foreign currencies for the three and nine months ended September 30, 2010, respectively, and 15 different foreign currencies for both the three and nine months ended September 30, 2009, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency that are significant enough to warrant such hedging and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from one major lessee that amounted to 11% of the Company’s lease rental income for

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

both the three and nine months ended September 30, 2010 and 13% of the Company’s lease rental income for both the three and nine months ended September 30, 2009, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. The same customer accounted for 12% and 16% of the Company’s accounts receivable, net as of September 30, 2010 and December 31, 2009, respectively.

(j)	Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the condensed consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At September 30, 2010 and December 31, 2009, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $90,501 and $74,698 at September 30, 2010 and December 31, 2009, respectively, compared to a book value of $93,400 and $80,551 at September 30, 2010 and December 31, 2009, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $690,313 and $639,591 at September 30, 2010 and December 31, 2009, respectively, compared to a book value of $709,503 and $686,896 at September 30, 2010 and December 31, 2009, respectively.

(k)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized (losses) gains on interest rate swaps and caps, net in the condensed consolidated statement of income.

As of the balance sheet dates, none of the derivative instruments is designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of income as unrealized (losses) gains on interest rate swaps, net.

(l)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of income.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(m)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(n)	Reclassifications

Certain reclassifications of 2009 amounts have been made in order to conform with the 2010 financial statement presentation. On the Company’s condensed consolidated balance sheet as of December 31, 2009, containers, net of $9,756 was reclassified to containers held for sale and containers for sale of $1,271 was reclassified as trading containers.

(o)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. There were no share options excluded from the computation of diluted net income per share for the three and nine months ended September 30, 2010 because none of the shares were anti-dilutive under the treasury stock method. Share options for both the three and nine months ended September 30, 2009 of 1,036,050, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

All amounts in thousands, except Net income attributable to Textainer Group Holdings Limited common shareholders per common share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders - basic and diluted EPS	$30,668	$13,503	$79,984	$65,432
Denominator:
Weighted average common shares outstanding - basic	48,171	47,761	47,907	47,761
Dilutive share options and restricted share units	1,270	451	1,132	255

Weighted average common shares outstanding - diluted	49,441	48,212	49,039	48,016

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.64	$0.28	$1.67	$1.37
Diluted	$0.62	$0.28	$1.63	$1.36

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2010
Liabilities
Interest rate swaps	$—	$17,756	$—

Total	$—	$17,756	$—

December 31, 2009
Assets
Interest rate swaps	$—	$731	$—

Total	$—	$731	$—

Liabilities
Interest rate swaps	$—	$8,971	$—

Total	$—	$8,971	$—

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of September 30, 2010 and December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2010
Assets
Containers held for sale (1)	$—	$314	$—

Total	$—	$314	$—

December 31, 2009
Assets
Containers held for sale (1)	$—	$2,411	$—

Total	$—	$2,411	$—

(1)	Represents the carrying value of containers included in containers held for sale in the accompanying condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

Depreciation expense includes $211 and $501 for the three months ended September 30, 2010 and September 30, 2009, respectively, and $814 and $1,530 for the nine months ended September 30, 2010 and September 30, 2009, respectively for impairment of containers held for sale.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers held for sale to their estimated fair value less cost to sell.

The Company measures the fair value of its $384,260 notional amount of interest rate swaps using Level 2 inputs. The Company changed from measuring the fair value of its interest rate swaps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because it began determining the fair value estimate using observable market inputs. In addition, the valuation reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $17,756 and $8,240 as of September 30, 2010 and December 31, 2009, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $222 as of September 30, 2010. The change in fair value for the nine months ended September, 2010 and 2009 of $(9,516) and $7,253, respectively, was recorded in the condensed consolidated statement of income as part of unrealized (losses) gains on interest rate swaps, net.

(q)	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13 Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements (“ASU

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

2009-13”), which formally codifies the FASB’s ratification in September 2009 of Emerging Issues Task Force (“EITF”) Issue No. 08-1, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 updates the current guidance pertaining to multiple-element revenue arrangements included in the FASB’s ASC Topic 605-25 Revenue Recognition—Multiple-Element Arrangements, which originated primarily from EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. ASU 2009-13 establishes the accounting and reporting guidance for arrangements under which a vendor will perform multiple revenue-generating activities. Specifically, ASU 2009-13 addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. ASU 2009-13 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company does not believe the adoption of ASU 2009-13 will have a material effect on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. ASU 2010-06 provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activity on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Accordingly, the Company adopted ASU 2010-6, with the exception of the reconciliation requirements for level 3 activity, on January 1, 2010, which had no impact on the Company’s consolidated financial position, results of operations or cash flows. The adoption of the reconciliation requirements of ASU 2010-6 for level 3 activity will have no impact on its consolidated financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (Topic 310) (“ASU 2010-20”). The main objective of ASU 2010-20 is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. ASU 2010-20 will be effective for interim and annual reporting periods ending on or after December 15, 2010 for disclosures as of the end of a reporting period and will be effective for interim and annual reporting periods on or after December 15, 2010 for disclosures about activity that occurs during a reporting period. The adoption of ASU 2010-20 will not have an effect on its consolidated financial position, results of operations or cash flows.

(3)	Purchase-leaseback Transactions

On March 31, 2009 and July 16, 2009, the Company completed purchase-leaseback transactions for approximately 5,900 and 28,900 containers, respectively, with a shipping line for total purchase prices of $1,361 and $11,914, respectively. The total purchase price and leaseback rental rates were below market rates. The prepayment of the leases by the lessee by selling the containers at below-market prices to the Company was recorded as follows:

Containers, net of accumulated depreciation	$40,291
Deferred revenue— operating lease contracts	(27,016)

Purchase price	$13,275

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

The deferred revenue is being amortized to lease rental income over the three-year term of the lease contracts.

(4)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2010 and 2009 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Fees from affiliated owners	$1,189	$1,184	$3,633	$3,554
Fees from unaffiliated owners	6,091	5,120	16,022	13,725

Fees from owners	7,280	6,304	19,655	17,279
Other fees	480	465	1,410	1,368

Total management fees	$7,760	$6,769	$21,065	$18,647

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at September 30, 2010 and December 31, 2009 consisted of the following:

	September 30, 2010	December 31, 2009
Affiliated owners	$923	$1,114
Unaffiliated owners	16,997	13,027

Total due to owners, net	$17,920	$14,141

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(5)	Income Taxes

The Company’s effective income tax rates were -0.14% and 7.30% for the three months ended September 30, 2010 and 2009, respectively, and 3.50% and 5.91% for the nine month periods ended September 30, 2010 and 2009, respectively. In May 2009, the Company received notification from the U.S. Internal Revenue Service (the “IRS”) that the 2007 and 2008 United States tax returns for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited had been selected for examination. On May 6, 2010, the Company received final notification from the IRS that it had completed its examination. As a result, the Company revised its estimate of unrecognized tax benefits by $2,453 and recognized a tax provision reduction of $2,314, net of correlative deduction, during the nine months ended September 30, 2010. The Company also released a liability for unrecognized tax benefits of $3,091 and recognized a tax provision reduction of $2,859, net of correlative deduction, due to the lapsing of the statute of limitations during the three months ended September 30, 2010.

(6)	Revolving Credit Facility, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2010 and December 31, 2009:

	September 30, 2010	December 31, 2009
Revolving Credit Facility, Bonds Payable and Secured Debt Facility
Revolving Credit Facility, weighted average interest at 1.29% and 1.25% at September 30, 2010 and December 31, 2009, respectively	$101,000	$79,000
2005-1 Bonds, interest at 0.79% and 0.76% at September 30, 2010 and December 31, 2009	239,901	278,375
Secured Debt Facility, weighted average interest at 3.01% and 1.48% at September 30, 2010 and December 31, 2009	368,602	329,521

Total debt obligations	$709,503	$686,896

Amount due within one year	$51,500	$68,000

Amounts due beyond one year	$658,003	$618,896

Revolving Credit Facility

A Company subsidiary, TL, has a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $205,000 (which includes a $50,000 letter of credit facility) (the “Credit Facility”). The Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the Credit Facility at September 30, 2010 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the Credit Facility was $101,000 and $79,000 as of September 30, 2010 and December 31, 2009, respectively. The Company had no outstanding letters of credit under the Credit Facility as of September 30, 2010 and December 31, 2009.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the Credit Facility, as limited by the Company’s borrowing base, was $27,971 as of September 30, 2010.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

TGH acts as a guarantor of the Credit Facility. The Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at September 30, 2010. There is a commitment fee of 0.20% to 0.30% on the unused portion of the Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, Textainer Marine Containers Limited (“TMCL”), issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. During March, April and May of 2009, the Company repurchased $65,000 in original face amount or $39,917 in outstanding principal amount of its 2005-1 Bonds for $20,234. As a result of these purchases, the Company recognized a gain on early extinguishment of debt during the nine months ended September 30, 2009 of $19,398, net of the write-off of deferred debt financing costs during the nine months ended September 30, 2009 of $285. Based on the outstanding principal amount at September 30, 2010 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). On June 29, 2010, TMCL extended the term of its Secured Debt Facility and amended certain terms thereof, including an increase in the total commitment under the Secured Debt Facility from $475,000 to $750,000. The Conversion Date (as defined in the Indenture governing the 2005-1 Bonds and the Secured Debt Facility), was changed from July 2, 2010 to June 29, 2012. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $173,234 as of September 30, 2010. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date, with a provision for the Secured Debt Facility to amortize over a 10-year, but not to exceed the maximum term of a 15-year period beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.75% during the revolving period prior to the Conversion Date. There is also a commitment fee of 0.75% on the unused portion of the Secured Debt Facility until December 31, 2010, which is payable monthly in arrears. After December 31, 2010, during the remainder of the two-year revolving period, the commitment fee on the unused portion of the Secured Debt Facility will be 0.75% if total borrowings under the Secured Debt Facility equal 50% or more of the total commitment or 1.00% if total borrowings are less than 50% of the total commitment. If the Secured Debt Facility is not refinanced or renewed prior to the new Conversion Date, the interest rate would increase based on pre-agreed terms during the 10 or 15 year amortization period that follows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,165,488 as of September 30, 2010. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at September 30, 2010.

The following is a schedule by year, of future scheduled repayments, as of September 30, 2010:

	Revolving Credit Facility	2005-1 Bonds (1)	Secured Debt Facility(1)
Twelve months ending September 30:
2011	$—	$51,500	$—
2012	—	51,500	9,225
2013	101,000	51,500	36,900
2014	—	51,500	36,900
2015 and thereafter	—	34,333	285,975

	$101,000	$240,333	$369,000

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $432 and $398, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a ten-year fully amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its 2005-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of September 30, 2010:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.23% and 5.63% per annum, non-amortizing notional amounts, with termination dates through November 2015	$150,100
Interest rate swap contracts with several banks, with fixed rates between 0.97% and 4.95% per annum, amortizing notional amounts, with termination dates through December 2014	384,260

Total notional amount as of September 30, 2010	$534,360

During October 2010, the Company entered into an interest rate swap contract with a bank, with a fixed rate payable by the Company of 1.41% per annum, an amortizing notional amount of $30,000 and a term from October 15, 2010 through October 15, 2015.

During November 2010, the Company entered into an interest rate swap contract with a bank, with a rate fixed payable by the Company of 1.32% per annum, an amortizing notional amount of $30,000 and a term from November 15, 2010 through November 15, 2015.

During October 2010, the Company entered into an interest rate cap contract with a bank, which caps the one-month LIBOR rate at 3.26% per annum, with a notional amount of $10,000 and a term from October 15, 2010 through October 15, 2011.

During November 2010, the Company entered into an interest rate cap contract with a bank, which caps the one-month LIBOR rate at 3.25% per annum, with a notional amount of $75,000 and a term from November 15, 2010 through November 15, 2011.

The Company’s interest rate swap agreements had a fair value liability of $17,756 as of September 30, 2010 and a fair value asset and liability of $731 and $8,971, respectively, as of December 31, 2009, which are inclusive of counterparty risk. The primary non-interest rate risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at September 30, 2010. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap agreements are included in interest rate swaps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of income as unrealized (losses) gains on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

(7)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in four reportable segments: (i) container ownership, (ii) container management, (iii) container resale and (iv) military management. The following tables show segment information for the three and nine months ended September 30, 2010 and 2009, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended September 30, 2010	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$60,992	$—	$—	$276	$—	$—	$61,268
Management fees	—	13,005	1,903	480	—	(7,628)	7,760
Trading container sales proceeds	—	—	1,982	—	—	—	1,982
Gains on sale of containers, net	4,242	—	—	—	—	—	4,242

Total revenue	$65,234	$13,005	$3,885	$756	$—	$(7,628)	$75,252

Depreciation expense	$15,256	$185	$—	$5	$—	$(555)	$14,891

Interest expense	$6,058	$—	$—	$—	$—	$—	$6,058

Unrealized losses on interest rate swaps, net	$3,188	$—	$—	$—	$—	$—	$3,188

Segment income before taxes	$27,928	$5,532	$1,279	$185	$(568)	$(985)	$33,371

Total assets	$1,486,418	$112,801	$845	$1,048	$2,782	$(30,165)	$1,573,729

Purchases of long-lived assets	$184,407	$54	$—	$—	$—	$—	$184,461

Three Months Ended September 30, 2009
Lease rental income	$45,089	$—	$—	$339	$—	$—	$45,428
Management fees	—	8,755	2,620	465	—	(5,071)	6,769
Trading container sales proceeds	—	—	1,584	—	—	—	1,584
Gains on sale of containers, net	2,273	—	—	—	—	—	2,273

Total revenue	$47,362	$8,755	$4,204	$804	$—	$(5,071)	$56,054

Depreciation expense	$12,835	$190	$—	$5	$—	$(477)	$12,553

Interest expense	$2,587	$—	$—	$—	$—	$—	$2,587

Unrealized losses on interest rate swaps, net	$809	$—	$—	$—	$—	$—	$809

Segment income before taxes	$13,085	$2,090	$1,927	$361	$(556)	$(502)	$16,405

Total assets	$1,180,815	$117,505	$2,317	$1,624	$2,233	$(24,316)	$1,280,178

Purchases of long-lived assets	$48,748	$139	$—	$—	$—	$—	$48,887

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

Nine Months Ended September 30, 2010	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$166,549	$—	$—	$1,041	$—	$—	$167,590
Management fees	—	31,622	7,504	1,410	—	(19,471)	21,065
Trading container sales proceeds	—	—	9,406	—	—	—	9,406
Gains on sale of containers, net	20,903	11	—	—	—	—	20,914

Total revenue	$187,452	$31,633	$16,910	$2,451	$—	$(19,471)	$218,975

Depreciation expense	$41,944	$568	$—	$15	$—	$(1,605)	$40,922

Interest expense	$11,493	$—	$—	$—	$—	$—	$11,493

Unrealized losses on interest rate swaps, net	$9,516	$—	$—	$—	$—	$—	$9,516

Segment income before taxes	$79,823	$8,324	$6,352	$548	$(2,102)	$(850)	$92,095

Total assets	$1,486,418	$112,801	$845	$1,048	$2,782	$(30,165)	$1,573,729

Purchases of long-lived assets	$306,923	$211	$—	$—	$—	$—	$307,134

Nine Months Ended September 30, 2009
Lease rental income	$137,556	$—	$—	$1,163	$—	$—	$138,719
Management fees	—	25,931	6,490	1,368	—	(15,142)	18,647
Trading container sales proceeds	—	—	5,272	—	—	—	5,272
Gains on sale of containers, net	7,438	(3)	—	—	—	—	7,435

Total revenue	$144,994	$25,928	$11,762	$2,531	$—	$(15,142)	$170,073

Depreciation expense	$35,797	$557	$—	$13	$—	$(1,401)	$34,966

Interest expense	$8,899	$—	$—	$—	$—	$—	$8,899

Unrealized gains on interest rate swaps, net	$7,253	$—	$—	$—	$—	$—	$7,253

Segment income before taxes	$73,117	$6,009	$4,695	$970	$(2,022)	$(669)	$82,100

Total assets	$1,180,815	$117,505	$2,317	$1,624	$2,233	$(24,316)	$1,280,178

Purchases of long-lived assets	$62,035	$14,358	$—	$—	$—	$—	$76,393

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Ownership segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on lease. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. Since all of the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use and, therefore, it is not possible for the Company to disclose an accurate breakdown of its revenue by geographic market.

(8)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $13,848 and $6,586 as of September 30, 2010 and December 31, 2009, respectively.

(b)	Container Commitments

At September 30, 2010, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2010 in the total amount of $94,177.

(9)	Share Option and Restricted Share Unit Plan

As of September 30, 2010, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. At September 30, 2010, 2,157,042 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year.

Share-based compensation expense for the three months ended September 30, 2010 and 2009 of $942 and $768, respectively, and for the nine months ended September 30, 2010 and 2009 of $3,844 and $2,260, respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of income for share options and restricted share units awarded to employees under the 2007 Plan. The increase in share-based compensation expense for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 was due to forfeiture rate adjustments to prior periods and additional share options and restricted share units that were granted under the 2007 Plan in November 2009.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a summary of activity in the Company’s 2007 Plan for the nine months ended September 30, 2010:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2009	1,502,916	$15.01
Options granted during the period	—	$—
Options exercised during the period	(250,603)	$15.11
Options forfeited during the period	(32,475)	$14.49

Balances, September 30, 2010	1,219,838	$15.01

Options exercisable at September 30, 2010	331,645	$15.78

Options vested and expected to vest at September 30, 2010	1,183,664	$15.02

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2009	1,346,506	$12.59
Share units granted during the period	—	$—
Share units vested during the period	(193,241)	$12.38
Share units forfeited during the period	(40,056)	$12.39

Balances, September 30, 2010	1,113,209	$12.63

Share units outstanding and expected to vest at September 30, 2010	1,039,231	$13.54

No share options or restricted share units were granted during the nine months ended September 30, 2010. As of September 30 2010, $9,560 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.28 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $26.74 per share as of September 30, 2010 was $3,635 and $14,315, respectively. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of September 30, 2010.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at September 30, 2010:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Range of per-share exercise prices:
$7.10 - $7.10	24,999	$7.10	203,577	$7.10
$14.01 - $14.01	1,728	14.01	3,456	14.01
$16.50 - $16.50	304,918	16.50	802,501	16.50
$16.97 - $16.97	—	—	210,304	16.97

	331,645	$15.78	1,219,838	$15.01

The weighted average contractual life of share options exercisable and share options outstanding as of September 30, 2010 was 7.11 years and 7.57 years, respectively.

(10)	Comprehensive Income

The following table provides a reconciliation of the Company’s net income to total comprehensive income attributable to Textainer Group Holdings Limited common shareholders:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net income	$33,420	$15,208	$88,876	$77,247
Other comprehensive income:
Foreign currency translation adjustments	(37)	35	(99)	61

Total comprehensive income	33,383	15,243	88,777	77,308
Less: comprehensive income attributable to noncontrolling interest	(2,752)	(1,705)	(8,892)	(11,815)

Total comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$30,631	$13,538	$79,885	$65,493

(11)	Dividend

On November 3, 2010, the Company’s board of directors approved and declared a quarterly cash dividend of $0.27 per share on TGH’s issued and outstanding common shares, payable on November 24, 2010 to TGH’s shareholders of record as of November 15, 2010.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1. “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2010 (our “2009 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “Textainer,” “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of 1.5 million containers, representing about 2.3 million TEU, in our owned and managed fleet as of September 30, 2010. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 96,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold more than 100,000 during the last year to more than 1,000 customers. We provide our services worldwide via a network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments:

Container Ownership. As of September 30, 2010, we owned containers accounting for approximately 48% of our fleet.

Container Management. As of September 30, 2010, we managed containers on behalf of 16 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of September 30, 2010, these managed containers account for approximately 52% of our fleet.

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Military Management. We lease containers to the U.S. military pursuant to the Surface Deployment and Distribution Command (“SDDC”) contract and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of September 30, 2010:

	Standard Dry Freight	Specialized	Total	Percent of Total Fleet
Managed	1,155,254	26,626	1,181,880	52.1%
Owned	1,049,685	38,228	1,087,913	47.9%

Total fleet	2,204,939	64,854	2,269,793	100.0%

Our owned and managed lease fleet as of September 30, 2010 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	72.16%
Master leases	20.84%
Direct financing and sales-type leases	3.70%
Spot leases	3.30%

Total	100.00%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2010 and 2009:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Utilization	98.0%	85.4%	94.5%	87.5%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to the Company’s definition of EBITDA for the three and nine months ended September 30, 2010 and 2009 and a reconciliation of net cash flows provided by operating activities to EBITDA for the nine months ended September 30, 2010 and 2009. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized losses on interest rate swaps, net, unrealized losses (gains) on interest rate swaps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income attributable to Textainer Group Holdings Limited common shareholders, net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$30,668	$13,503	$79,984	$65,432
Adjustments:
Interest income	(8)	(8)	(14)	(59)
Interest expense	6,058	2,587	11,493	8,899
Realized losses on interest rate swaps and caps, net	2,292	3,538	7,399	11,240
Unrealized losses (gains) on interest rate swaps, net	3,188	809	9,516	(7,253)
Income tax (benefit) expense	(49)	1,197	3,219	4,853
Net income attributable to the noncontrolling interest	2,752	1,705	8,892	11,815
Depreciation expense	14,891	12,553	40,922	34,966
Amortization expense	1,636	2,020	4,788	5,479
Impact of reconciling items on net income attributable to the noncontrolling interest	(5,023)	(3,516)	(12,504)	(8,361)

EBITDA	$56,405	$34,388	$153,695	$127,011

Net cash provided by operating activities			$118,816	$83,469
Adjustments:
Bad debt recovery (expense), net			254	(3,205)
Amortization of debt issuance costs			(2,711)	(1,655)
Amortization of acquired above-market leases			(170)	(1,143)
Amortization of deferred revenue			5,345	1,996
Amortization of unearned income on direct financing and sales-type leases			6,044	6,288
Gains on sale of containers and lost military containers, net			21,412	8,249
Gain on early extinguishment of debt			—	19,398
Share-based compensation expense			(4,316)	(2,536)
Interest expense			11,493	8,899
Interest income			(14)	(59)
Realized losses on interest rate swaps and caps, net			7,399	11,240
Income tax expense			3,219	4,853
Changes in operating assets and liabilities			(572)	(422)
Impact of reconciling items on net income attributable to the noncontrolling interest			(12,504)	(8,361)

EBITDA			$153,695	$127,011

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	availability of credit to our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2009 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2010 and 2009

The following table summarizes our total revenues for the three and nine months ended September 30, 2010 and 2009 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2010 and 2009	Nine Months Ended September 30,		% Change Between 2010 and 2009
	2010	2009		2010	2009
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$61,268	$45,428	34.9%	$167,590	$138,719	20.8%
Management fees	7,760	6,769	14.6%	21,065	18,647	13.0%
Trading container sales proceeds	1,982	1,584	25.1%	9,406	5,272	78.4%
Gain on sale of containers, net	4,242	2,273	86.6%	20,914	7,435	181.3%

Total revenues	$75,252	$56,054	34.2%	$218,975	$170,073	28.8%

Lease rental income for the three months ended September 30, 2010 increased $15,840 (34.9%) compared to the three months ended September 30 2009. This increase was due to a 12.6 percentage point increase in utilization, a 16.2% increase in fleet size, a 2.8% increase in per diem rental rates, partially offset by a $730 decrease in finance lease income. Lease rental income for the nine months ended September 30, 2010 increased $28,871 (20.8%) compared to the nine months ended September 30 2009. This increase was due to a 17.8% increase in fleet size, a 7.0 percentage point increase in utilization and a $930 increase in handling income, partially offset by a $2,556 decrease in geography income and a $1,044 decrease in Damage Protection Plan (“DPP”) income.

Management fees for the three months ended September 30, 2010 increased $991 (14.6%) compared to the three months ended September 30, 2009 primarily due to a $1,475 increase due to higher fleet performance and a $325 increase due to higher acquisition fees due to higher container purchases, partially offset by a $450 decrease due to lower sales commissions and a $288 decrease due to an 8.5% decrease in the size of the fleets managed for container investors other than the Amphibious Container Leasing Limited (“Amficon”) and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines

Limited (collectively, “Capital Intermodal”) fleets. Management fees for the nine months ended September 30, 2010 increased $2,418 (13.0%) compared to the nine months ended September 30, 2009 primarily due to $1,489 in additional fees earned from managing the Amficon and Capital Intermodal fleets, a $489 increase due to higher acquisition fees due to higher container purchases and a $426 increase due to higher sales commissions.

Trading container sales proceeds for the three months ended September 30, 2010 increased $398 (25.1%) compared to the three months ended September 30, 2009. This increase consisted of an $866 increase due to an increase in average sales proceeds of $881 per unit, partially offset by a $468 decrease due to a 29.6% decrease in unit sales. Trading container sales proceeds for the nine months ended September 30, 2010 increased $4,134 (78.4%) compared to the nine months ended September 30, 2009. This increase consisted of a $3,980 increase due to a 76% increase in unit sales and a $154 increase due to an increase in average sales proceeds of $23 per unit.

Gain on sale of containers, net for the three months ended September 30, 2010 increased $1,969 (86.6%) compared to the three months ended September 30, 2009 due to an increase in average proceeds of $407 per unit, partially offset by a 39.3% decrease in units sold. Gain on sale of containers, net for the nine months ended September 30, 2010 increased $13,479 (181.3%) compared to the nine months ended September 30, 2009 due to a gain on sales-type leases of $6,861 during the nine months ended September 30, 2010 compared to a loss of $132 during the nine months ended September 30, 2009, an increase in average proceeds of $422 per unit and a 5.2% increase in the number of units sold.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2010 and 2009 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2010 and 2009	Nine Months Ended September 30,		% Change Between 2010 and 2009
	2010	2009		2010	2009
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$4,107	$10,276	(60.0%)	$21,448	$27,586	(22.3%)
Cost of trading containers sold	1,595	1,274	25.2%	7,493	4,553	64.6%
Depreciation expense	14,891	12,553	18.6%	40,922	34,966	17.0%
Amortization expense	1,636	2,020	(19.0%)	4,788	5,479	(12.6%)
General and administrative expense	5,146	4,859	5.9%	16,095	15,248	5.6%
Short-term incentive compensation expense	1,347	640	110.5%	3,463	1,830	89.2%
Long-term incentive compensation expense	1,062	892	19.1%	4,200	2,616	60.6%
Bad debt expense (recovery), net	227	1,011	(77.5%)	(254)	3,205	(107.9%)

Total operating expenses	$30,011	$33,525	(10.5%)	$98,155	$95,483	2.8%

Direct container expense for the three months ended September 30, 2010 decreased $6,169 (-60.0%) compared to the three months ended September 30, 2009 primarily due to a $4,937 decrease in storage expense. Direct container expense for the nine months ended September 30, 2010 decreased $6,138 (-22.3%) compared to the nine months ended September 30, 2009 primarily due to a $6,328 decrease in storage expense.

Cost of trading containers sold for the three months ended September 30, 2010 increased $321 (25.2%) compared to the three months ended September 30, 2009 due to a $698 increase resulting from an 86.5% increase in the average cost per unit sold, partially offset by a decrease of $377 due to a 29.6% decrease in unit sales. Cost of trading containers sold for the nine months ended September 30, 2010 increased $2,940 (64.6%) compared to the nine months ended September 30, 2009 due to a $3,437 increase resulting from a 76% increase in unit sales, partially offset by a decrease of $497 due to a 6.2% decrease in the average cost per unit of sold containers.

Depreciation expense for the three and nine months ended September 30, 2010 increased $2,338 (18.6%) and $5,956 (17.0%) compared to the three and nine months ended September 30, 2009, respectively, primarily due to an increase in fleet size.

Amortization expense for the three months ended September 30, 2010 decreased $384 (-19.0%) compared to the three months ended September 30, 2009 primarily due to a $390 decrease resulting from revisions in amortization estimates for the purchase prices paid for acquiring management rights. Amortization expense for the nine months ended September 30, 2010 decreased $691 (-12.6%) compared to the nine months ended September 30, 2009 primarily due to revisions in amortization estimates for the purchase prices paid for acquiring management rights.

General and administrative expense for the three months ended September 30, 2010 increased $287 (5.9%) compared to the three months ended September 30, 2009 primarily due to a $182 increase in compensation costs and a $70 increase in professional fees. General and administrative expense for the nine months ended September 30, 2010 increased $847 (5.6%) compared to the nine months ended September 30, 2009 primarily due to a $532 increase in compensation costs and a $249 increase in professional fees.

Short-term incentive compensation expense for the three and nine months ended September 30, 2010 increased $707 (110.5%) and $1,633 (89.2%), respectively, compared to the three and nine months ended September 30, 2009 due to a higher expected incentive compensation award for fiscal year 2010 compared to fiscal year 2009.

Long-term incentive compensation expense for the three months ended September 30, 2010 increased $170 (19.1%) compared to the three months ended September 30, 2009 primarily due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2009. Long-term incentive compensation expense for the nine months ended September 30, 2010 increased $1,584 (60.6%) compared to the nine months ended September 30, 2009 primarily due to forfeiture rate adjustments to prior periods and additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2009.

Bad debt expense, net for the three months ended September 30, 2009 decreased $784 (-77.5%) compared to the three months ended September 30, 2009 and changed from a net expense of $3,205 for the nine months ended September 30, 2009 to a net recovery of $254 for the nine months ended September 30, 2010 primarily due to collections on accounts during the three and nine months ended September 30, 2010 that had previously been included in the allowance for doubtful accounts and management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments have improved since the comparable prior year periods.

The following table summarizes other income (expense) for the three and nine months ended September 30, 2010 and 2009 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2010 and 2009	Nine Months Ended September 30,		% Change Between 2010 and 2009
	2010	2009		2010	2009
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(6,058)	$(2,587)	134.2%	$(11,493)	$(8,899)	29.1%
Gain on early extinguishment of debt	—	—	0.0%	—	19,398	(100.0%)
Interest income	8	8	0.0%	14	59	(76.3%)
Realized losses on interest rate swaps and caps, net	(2,292)	(3,538)	(35.2%)	(7,399)	(11,240)	(34.2%)
Unrealized (losses) gains on interest rate swaps, net	(3,188)	(809)	294.1%	(9,516)	7,253	(231.2%)
Gain on lost military containers, net	152	646	(76.5%)	498	814	(38.8%)
Other, net	(492)	156	(415.4%)	(829)	125	(763.2%)

Net other (expense) income	$(11,870)	$(6,124)	93.8%	$(28,725)	$7,510	(482.5%)

Interest expense for the three months ended September 30, 2010 increased $3,471 (134.2%) compared to the three months ended September 30, 2009. This increase included a $3,321 increase due to an increase in average interest rates of 1.96 percentage points which is largely due to an increased interest rate spread on the secured debt facility and amortization of the associated debt issuance costs and a $150 increase due to an increase in average debt balances of $37,196. Interest expense for the nine months ended September 30, 2010 increased $2,594 (29.1%) compared to the nine months ended September 30, 2009. This increase included a $2,526 increase due to an increase in average interest rates of 0.50 percentage points and a $68 increase due to an increase in average debt balances of $5,069.

During March, April and May of 2009, the Company repurchased $65,000 in original face amount, or $39,917 in outstanding principal amount, of its 2005-1 Bonds for $20,234 and recorded a gain on early extinguishment of debt of $19,398, net of the write-off of deferred debt financing costs of $285 for the nine months ended September 30, 2009.

Realized losses on interest rate swaps and caps, net for the three months ended September 30, 2010 decreased $1,246 (-35.2%) compared to the three months ended September 30, 2009. $204 of the decrease was due to a decrease of average swap notional amounts of $21,575 and $1,042 of the decrease was due to a decrease in swap differential settlement rates. Realized losses on interest rate swaps and caps, net for the nine months ended September 30, 2010 decreased $3,841 (-34.2%) compared to the nine months ended September 30, 2009. $1,663 of the decrease was due to a decrease of average swap notional amounts of $59,706 and $2,178 of the decrease was due to a decrease in swap differential settlement rates.

Unrealized losses on interest rate swaps, net for the three months ended September 30, 2010 increased $2,379 (294.1%) compared to the three months ended September 30, 2009 due to a greater increase in the fair value liability for interest rate swaps held for the three months ended September 30, 2010 compared to the increase in the fair value liability for interest rate swaps held for the three months ended September 30, 2009 primarily due to a greater decrease in long-term interest rates during the three months ended September 30, 2010 compared to the three months ended September 30, 2009. Unrealized (losses) gains on interest rate swaps, net changed from net gains of $7,253 for the nine months ended September 30, 2009 to net losses of $9,516 for the nine months ended September 30, 2010 due to an increase in the fair value liability for interest rate swaps held for the nine months ended September 30, 2010 compared to a decrease in the fair value liability for interest rate swaps held for the nine months ended September 30, 2009 primarily due to a decrease in long-term interest rates during the nine months ended September 30, 2010 compared to an increase in long-term interest rates during the nine months ended September 30, 2009.

The U.S. military informed us during the nine months ended September 30, 2010 that 2,636 containers that they leased from us were unaccounted for. Of this total, 959 were owned containers, 1,415 were managed for third party owners and 262 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a gain of $152 and $498 on these containers during the three and nine months ended September 30, 2010, respectively. The U.S. military informed us during the nine months ended September of 2009 that 3,394 containers that they leased from us were unaccounted for. Of this total, 1,273 were owned containers, 1,632 were managed for third party owners and 489 were subleased. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a gain of $646 and $814 on these containers during the three and nine months ended September 30, 2009.

Other, net changed from a gain of $156 for the three months ended September 30, 2009 to an expense of $492 for the three months ended September 30, 2010 primarily due to a $469 increase in structuring fees paid by the Company’s subsidiary Textainer Marine Containers Limited (“TMCL”) for container purchases and the recognition of a $134 gain during the three months ended September 30, 2009 for the Company’s share of proceeds from the sale of Trencor’s South African container manufacturing plant. Other, net changed from a gain of $125 for the nine months ended September 30, 2009 to an expense of $829 for the nine months ended September 30, 2010 primarily due to a $456 increase in structuring fees paid by TMCL for container purchases and the recognition of a $384 gain during the nine months ended September 30, 2009 for the Company’s share of proceeds from the sale of Trencor’s South African container manufacturing plant.

The following table summarizes income tax expense and net income attributable to the noncontrolling interest for the three and none months ended September 30, 2010 and 2009 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2010 and 2009	Nine Months Ended September 30,		% Change Between 2010 and 2009
	2010	2009		2010	2009
	(Dollars in thousands)			(Dollars in thousands)
Income tax (benefit) expense	$(49)	$1,197	(104.1%)	$3,219	$4,853	(33.7%)
Net income attributable to the noncontrolling interest	$2,752	$1,705	61.4%	$8,892	$11,815	(24.7%)

Income tax expense changed from an income tax expenses of $1,197 for the three months ended September 30, 2009 to an income tax benefit of $49 for the three months ended September 30, 2010. Income tax expense for the nine months ended September 30, 2010 decreased $1,634 (-33.7%) compared to the nine months ended September 30, 2009. In May 2009, the Company received notification from the U.S. Internal Revenue Service (the “IRS”) that the 2007 and 2008 United States tax returns for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited had been selected for examination. On May 6, 2010, the Company received final notification from the IRS regarding its exam and, as a result, the Company revised its estimate of unrecognized tax benefits by $2,453 and recognized a tax provision reduction of $2,314, net of correlative deduction. The Company also released a liability for unrecognized tax benefits of $3,091 and recognized a tax provision reduction of $2,859, net of correlative deduction, due to the lapsing of the statute of limitations during the three months ended September 30, 2010.

Net income attributable to the noncontrolling interest for the three months ended September 30, 2010 increased $1,047 (61.4%) compared to the three months ended September 30, 2009 due to a higher level of net income generated by TMCL. Net income attributable to the noncontrolling interest for the nine months ended September 30, 2010 decreased $2,923 (-24.7%) compared to the nine months ended September 30, 2009 due to a lower level of net income generated by TMCL.

Segment Information

The following table summarizes our income before taxes attributable to each of our business segments for the three and nine months ended September 30, 2010 and 2009 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2010 and 2009	Nine Months Ended September 30,		% Change Between 2010 and 2009
	2010	2009		2010	2009
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$27,928	$13,085	113.4%	$79,823	$73,117	9.2%
Container management	$5,532	$2,090	164.7%	$8,324	$6,009	38.5%
Container resale	$1,279	$1,927	(33.6%)	$6,352	$4,695	35.3%
Military management	$185	$361	(48.8%)	$548	$970	(43.5%)

Income before taxes attributable to the container ownership segment for the three months ended September 30, 2010 increased $14,843 (113.4%) compared to the three months ended September 30, 2009. This increase primarily consisted of a $15,903 increase in lease rental income, a $4,246 decrease in direct container expense, a $1,969 increase in gains on sale of containers, net, a $1,246 decrease in realized losses on interest rate swaps and caps, net and a $813 decrease in bad debt expense, net, partially offset by a $3,471 increase in interest expense, a $2,421 increase in depreciation expense, a $2,379 increase in unrealized losses on interest rate swaps, net, a $469 increase in structuring fees paid by TMCL for container purchases and a $438 decrease in gain on lost military containers, net.

Income before taxes attributable to the container ownership segment for the nine months ended September 30, 2010 increased $6,706 (9.2%) compared to the nine months ended September 30, 2009. This increase primarily consisted of a $28,993 increase in lease rental income, a $13,465 increase in gains on sale of containers, net, a $3,841 decrease in realized losses on interest rate swaps and caps, net, a change in bad debt (recovery) expense, net from a net expense of $3,226 for the nine months ended September 30, 2009 to a net recovery of $254 for the nine months ended September 30, 2010 and a $2,970 decrease in direct container expense, partially offset by a $19,398 gain from early extinguishment of debt recorded during the nine months ended September 30, 2009, a change in unrealized (losses) gains, net from net gains of $7,253 for the nine months ended September 30, 2009 to net losses of $9,516 for the nine months ended September 30, 2010, a $6,147 increase in depreciation expense and a $2,594 increase in interest expense.

Income before taxes attributable to the container management segment for the three months ended September 30, 2010 increased $3,442 (164.7%) compared to the three months ended September 30, 2009. This increase primarily consisted of a $4,250 increase in management fees, partially offset by a $773 increase in overhead expense.

Income before taxes attributable to the container management segment for the nine months ended September 30, 2010 increased $2,315 (38.5%) compared to the nine months ended September 30, 2009. This increase primarily consisted of a $5,691 increase in management fees, partially offset by a $1,232 increase in overhead expenses, a $1,188 increase in short-term incentive compensation expense and a $1,183 increase in long-term incentive compensation expense.

Income before taxes attributable to the container resale segment for the three months ended September 30, 2010 decreased $648 (-33.6%) compared to the three months ended September 30, 2009. This decrease consisted primarily of a $717 decrease in sales commissions due to a lower volume of container sales.

Income before taxes attributable to the container resale segment for the nine months ended September 30, 2010 increased $1,657 (35.3%) compared to the nine months ended September 30, 2009. This increase consisted primarily of a $1,042 increase in gains on container trading, net due to a higher volume of containers sales and an increase in average gross margin of $54 per unit and a $1,014 increase in sales commissions due to a higher average gross margin of $75 per unit.

Income before taxes attributable to the military management segment for the three months ended September 30, 2010 decreased $176 (-48.8%) compared to the three months ended September 30, 2009 primarily due to a $93 decrease in sublease income.

Income before taxes attributable to the military management segment for the nine months ended September 30, 2010 decreased $422 (-43.5%) compared to the nine months ended September 30, 2009 primarily due to a $447 decrease in sublease income, partially offset by a $71 increase in the gain on lost military containers, net.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 29% and 34% of our direct container expenses for the three and nine months ended September 30, 2010, respectively, were paid in foreign currencies. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2009 Form 20-F. Our operations in locations outside of the U.S. have some exposure to non-U.S. currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our operating expenses paid in foreign currencies are for transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we believe we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract. In 2010 and 2009, our operating expenses paid in foreign currencies were spread among 18 and 17 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging. During the three months ended September 30, 2010 and 2009, we recognized net foreign exchange losses of $74 and $49, respectively. During the nine months ended September 30, 2010 and 2009 we recognized foreign exchange losses of $366 and foreign exchange gains of $46, respectively.

Liquidity and Capital Resources

As of September 30, 2010, we had cash and cash equivalents of $62,972. Our principal sources of liquidity to date have been (1) cash flows from operations, (2) proceeds from the issuance of common shares in connection with our October 2007 initial public offering, (3) the sale of containers, (4) the issuance of variable rate amortizing bonds (the “2005-1 Bonds”) by TMCL, (5) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (6) borrowings under the revolving credit facility (the “2008 Credit Facility”) extended to one of our subsidiaries, Textainer Limited. As of September 30, 2010, we had the following outstanding borrowings and borrowing capacities under the Credit Facility, the Secured Debt Facility and the 2005-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
2008 Credit Facility	$101,000	$104,000	$205,000	$101,000	$27,971	128,971
Secured Debt Facility (1)(2)	369,000	381,000	750,000	369,000	173,234	542,234
2005-1 Bonds (2)	240,333	—	240,333	240,333	—	240,333

Total	$710,333	$485,000	$1,195,333	$710,333	$201,205	$911,538

(1)	On June 29, 2010, we extended the term of our Secured Debt Facility and increased the total commitment under the Secured Debt Facility from $475,000 to $750,000. The Secured Debt Facility provides for payments of interest only during an initial two-year revolving period, with a provision for the Secured Debt Facility to then convert to a 10-year, but not to exceed 15-year amortizing note payable. Interest on the outstanding amount due under the Secured Debt Facility is payable monthly, in arrears, and equals 2.75% over LIBOR during the initial two-year revolving period. There is also a commitment fee of 0.75% on the unused portion of the Secured Debt Facility until December 31, 2010, which is payable monthly in arrears. After December 31, 2010, during the remaining two-year revolving period, the commitment fee on the unused portion of the Secured Debt Facility will be 0.75% if total borrowings under the Secured Debt Facility equal 50% or more of the total commitment or 1.00% if total borrowings are less than 50% of the total commitment. If the Secured Debt Facility is not refinanced or renewed within the initial two-year revolving period, the interest rate will increase during the 10 or 15 year amortization period that follows.

(2)	Current borrowings for the Secured Debt Facility and 2005-1 Bonds exclude step acquisition adjustments of $398 and $432, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the Secured Debt Facility and 2005-1 Bonds to an amount that equaled the fair market value of the debt on the date of the acquisition.

The recent disruption in the credit markets has had a significant adverse impact on a number of financial institutions. To date, we believe that our liquidity has not been materially impacted by the current credit environment and economic uncertainty. Assuming that our lenders and customers remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for at least the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of continuing and further disruptions in the credit markets.

The 2008 Credit Facility, the Secured Debt Facility and the 2005-1 Bonds require us to comply with certain financial covenants. As of September 30, 2010, we believe we were in compliance with all of the applicable financial covenants under the 2008 Credit Facility, Secured Debt Facility and 2005-1 Bonds.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2010 and 2009:

	Nine Months Ended September 30,
	2010	2009
	(Dollars in thousands)
Net income	$88,876	$77,247
Adjustments to reconcile net income to net cash provided by operating activities	29,940	6,222

Net cash provided by operating activites	118,816	83,469
Net cash used in investing activities	(85,300)	(13,663)
Net cash used in financing activities	(27,375)	(93,903)
Effect of exchange rate changes	12	61

Net increase (decrease) in cash and cash equivalents	6,153	(24,036)
Cash and cash equivalents, beginning of year	56,819	71,490

Cash and cash equivalents, end of the period	$62,972	$47,454

Cash Flows from Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2010 increased $35,347 (42.3%) compared to the nine months ended September 30, 2009 primarily due to an increase in net income excluding gain on early extinguishment of debt and a decrease in accounts receivable due to a decrease in the average days sales outstanding resulting from improved lessee collections due to improved conditions in the shipping line industry.

Cash Flows from Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2010 increased $71,637 (524.3%) compared to the nine months ended September 30, 2009 primarily due to a higher amount of container purchases, partially offset by higher proceeds from the sale of containers and fixed assets, a higher receipt of principal payments on direct financing and sales-type leases and the purchase of intangible assets during the nine months ended September 30, 2009.

Cash Flows from Financing Activities

Net cash used in financing activities decreased $66,528 (-70.8%) primarily due to net proceeds from our 2008 Credit Facility of $22,000 for the nine months ended September 30, 2010 compared to net principal payments of $50,000 for the nine months ended September 30, 2009, the extinguishment of 2005-1 Bonds for $20,234 during the nine months ended September 30, 2009, proceeds from the issuance of common shares upon the exercise of share options of $3,787 for the nine months ended September 30, 2010 and a decrease of $1,793 in principal payments on our 2005-1 Bonds, partially offset by a $7,262 increase in restricted cash for the nine months ended September 30, 2010 compared to a $10,316 decrease in restricted cash for the nine months ended September 30, 2009, a $11,557 increase in debt issuance costs related to the extension and increased commitment of our Secured Debt Facility, a $1,651 increase in dividends paid and net proceeds from our Secured Debt Facility of $39,000 for the nine months ended September 30, 2010 compared to net proceeds of $39,500 for the nine months ended September 30, 2009 .

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2010:

	Total	2011	2012	2013	2014	2015	2016 and thereafter
	(Dollars in thousands) (Unaudited)
Total debt obligations:
2008 Credit Facility	$101,000	$—	$—	$101,000	$—	$—	$—
Secured Debt Facility	369,000	—	9,225	36,900	36,900	36,900	249,075
2005-1 Bonds	240,333	51,500	51,500	51,500	51,500	34,333	—
Interest on obligations (1)	83,737	14,256	13,811	12,001	9,766	8,254	25,649
Interest rate swap payables (2)	23,919	8,567	7,823	5,695	1,685	149	—
Office lease obligations	8,847	1,459	1,437	1,317	1,313	1,337	1,984
Container purchase commitments	94,177	94,177	—	—	—	—	—
Container contracts payable	139,140	139,140	—	—	—	—	—

Total contractual obligations	$1,060,153	$309,099	$83,796	$208,413	$101,164	$80,973	$276,708

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 2.01%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.26%, for all periods, for all interest rate contracts outstanding as of September 30, 2010.

Off Balance Sheet Arrangements

As of September 30, 2010, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2009 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2009 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2009 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2010, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk” included in our 2009 Form 20-F.

Interest Rate Risk

We have entered into several interest rate swap and cap agreements with several banks to mitigate the impact of changes in interest rates associated with our 2005-1 Bonds and Secured Debt Facility. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the LIBOR. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of income.

The notional amount of the interest rate swap agreements was $384,260 as of September 30, 2010, with termination dates through December 15, 2014. Through the interest rate swap agreements we have obtained fixed rates between 0.97% and 4.95%. The fair value liability of these agreements was $17,756 as of September 30, 2010 and the fair value asset and liability was $731 and $8,971, respectively, as of December 31, 2009.

The notional amount of the interest rate cap agreements was $150,100 as of September 30, 2010, with termination dates through November 16, 2015.

Based on the debt balances and derivative instruments as of September 30, 2010, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $8,504, an increase in interest expense of $5,080 and a decrease in realized losses on interest rate swaps and caps, net of $2,585.

Quantitative and Qualitative Disclosures About Credit Risk

For the nine months ended September 30, 2010, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2009 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2009 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2010

Textainer Group Holdings Limited

/S/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer